December 2, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Howard Efron, Isaac Esquivel, Ronald (Ron) E. Alper and Brigitte Lippmann

RE:	Apx Acquisition Corp. I
Registration Statement on Form S-1
Filed November 19, 2021
File No. 333-261247
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Apx Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on December 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 462 copies of the preliminary prospectus, dated November 19, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

As representative of the several underwriters

cc:	Ilir Mujalovic, Partner, Shearman & Sterling LLP
William B. Nelson, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]